

11016596



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 23684

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01-01-2010_____ AND ENDING_____12-31-2010_____
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Baker Group LP

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

_____1601 NW Expressway, Suite 2000_____
                        (No. and Street)

Oklahoma City	Oklahoma	73118
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   Kathryn Wilson, CFO   405-415-7272
                                                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____BKD, LLP_____
                        (Name – if individual, state last, first, middle name)

211 N Robinson, Suite 600	Oklahoma City	Oklahoma	73102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

The Baker Group LP

Accountants' Report and Financial Statement

December 31, 2010



BKD LLP
CPAs & Advisors

The Baker Group LP

Accountants' Report and Financial Statement

December 31, 2010



State of Oklahoma   )
) ss:
County of Oklahoma   )

OATH OR AFFIRMATION

I, <u>Douglas W. McQueen</u>, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to the firm of The Baker Group LP as of December 31, 2010, are true and correct. I further affirm that neither The Baker Group LP nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Notary Public ____#0301 0500____
Commission expires on __8-4-11__

Douglas W. McQueen
Chairman and President



The Baker Group LP
1601 Northwest Expressway, Suite 2000
Oklahoma City, Oklahoma 73118-1426
Telephone: (405) 415-7200
FINRA Member

The Baker Group LP
December 31, 2010

Contents



BKD LLP
CPAs & Advisors

Leadership Square South Tower
211 N. Robinson, Suite 600
Oklahoma City, OK 73102-9421
405.842.7977   Fax 405.600.9799   www.bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors
The Baker Group LP
Oklahoma City, Oklahoma

We have audited, in accordance with auditing standards generally accepted in the United States of America, the accompanying statement of financial condition of The Baker Group LP as of December 31, 2010, and the related statement of income (not presented herein), changes in partners' capital (not presented herein) and cash flows (not presented herein) for the year then ended that the Partnership is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and in our report dated February 18, 2011, we expressed an unqualified opinion on those financial statements.

In our opinion, the financial information set forth in the accompanying condensed financial statement is fairly stated, in all material respects, in relation to the financial statements from which it has been derived.

BKD, LLP

Oklahoma City, Oklahoma
February 18, 2011

experience **BKD**



Praxity
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

The Baker Group LP

Statement of Financial Condition
December 31, 2010

Assets

Cash	$	247,496
Federal funds sold		1,390,000
Total cash and cash equivalents		1,637,496
Cash and securities segregated under federal and other regulations (cash of $35,000 and securities with a fair value of $443,425)		478,425
Receivables from brokers and dealers		4,261,183
Receivables from customers		11,995,606
Securities owned, at fair value		12,455,787
Property and equipment, at cost, net of accumulated depreciation of $2,193,438		232,561
Cash surrender value of life insurance policies		433,382
Other assets		400,022
Total assets	$	31,894,462

Liabilities and Partners' Capital

Due to broker	$	580,013
Payables to customers		2,205,608
Distributions payable to partners		981,253
Accrued liabilities		7,589,614
Total liabilities		11,356,488
Partners' capital		
General partner		8,787,571
Limited partners		11,750,403
Total partners' capital		20,537,974
Total liabilities and partners' capital	$	31,894,462

The Baker Group LP
Notes to Financial Statement
December 31, 2010

Note 1: Nature of Operations and Significant Accounting Policies

Nature of Operations

The Baker Group LP (the Partnership) is registered under the Securities Exchange Act of 1934 (the Act) as a general securities broker and dealer.

The Partnership provides broker-dealer services for its clients, which consist predominately of community banks located in approximately 36 states. The Partnership engages in consulting and investment advisory functions in addition to its broker-dealer operations.

The Partnership consists of a general partner, James Baker Group, Inc. (JBG), and Class A and Class B limited partners. The Class A limited partner, which holds a voting interest in the Partnership, is comprised solely of The Baker Group Software Solutions, Inc. (BGSSI). The Class B limited partners have nonvoting interests; and the interests are issued in three series, the Class B Series I interests, the Class B Series II interests and the Class B Series III interests. The Class B Series I partners may be comprised of state banking associations, and the Class B Series II and III partners are individuals, some of whom also own JBG and BGSSI. Class B Series II and Class B Series III limited partners may withdraw capital upon written notice after the capital has been held for one year. Capital contributions by partners are made on a discretionary basis. Any dilution as a result of these discretionary contributions may be avoided at the option of the diluted partner(s) through additional contributions. Class B Series II and Class B Series III limited partnership shares are subject to mandatory redemption by the Partnership within 30 and 10 days written notice, respectively. At December 31, 2010, $6,750,000 and $1,600,000, respectively, were available to Class B Series II and Class B Series III limited partners for mandatory redemption.

Net income of the Partnership is allocated as follows:

- Class A limited partner interest receives the sum of an amount equal to the federal long-term rate, as defined, multiplied by its weighted-average balance of its capital contribution account.

- Class B Series I interests receive an amount equal to the federal short-term rate multiplied by the applicable weighted-average balance outstanding during the period and an amount equal to a percentage of the business derived by the Partnership from members of each respective state banking association, as defined.

- Class B Series II interests receive a rate, as determined by the general partner, which was 6.0% for the year ended December 31, 2010, 6.0% multiplied by the average daily capital balance during the calendar quarter of the fiscal year.

- Class B Series III interests receive an amount at the discretion of the general partner.

- Thereafter to the general partner.

The accompanying financial statement does not contain a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the Act, as no such liabilities existed at December 31, 2010, or during the year then ended.

The Baker Group LP
Notes to Financial Statement
December 31, 2010

Use of Estimates

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Partnership considers all liquid marketable securities with an original maturity of less than three months to be cash equivalents. At December 31, 2010, cash equivalents include cash on hand and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

Effective July 21, 2010, the FDIC's insurance limits were permanently increased to $250,000. At December 31, 2010, the Partnership's noninterest-bearing cash accounts exceeded federally insured limits by approximately $627,000.

Pursuant to legislation enacted in 2010, the FDIC will fully insure all noninterest-bearing transaction accounts beginning December 31, 2010 through December 31, 2012, at all FDIC-insured institutions.

Securities Owned

Securities transactions are recorded on the trade date, as if they had settled. Securities owned are valued at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, with the resulting difference between cost and fair value included in income for the period. The valuation of securities often requires judgments and estimates. The valuation is as of a specific date and such values may change significantly due to changes in interest rates, the credit quality of the issuer of the security or other market factors.

Public Finance Fees, Commissions and Investment Advisory Fees

Public finance and investment advisory fees are earned in accordance with contract terms or as trades are executed. Revenue is recognized when earned.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Depreciation

Depreciation of property and equipment is provided on a straight-line basis over the estimated useful lives of the assets, which range from three to five years.

The Baker Group LP
Notes to Financial Statement
December 31, 2010

Income Taxes

The Partnership is not directly subject to income taxes under the provisions of the Internal Revenue Code and applicable state laws. Therefore, taxable income or loss is reported to the individual partners for inclusion in their respective tax returns, and no provision for federal and state income taxes has been included in the accompanying financial statement. The Partnership is no longer subject to federal or state income tax examinations by taxing authorities before 2007.

Subsequent Events

Subsequent events have been evaluated through February 18, 2010, which was the date the financial statements were available to be issued.

Note 2:   Cash and Securities Segregated Under Federal and Other Regulations

Cash of $35,000 and qualified securities with a fair value of $443,425 as of December 31, 2010, are segregated in a special reserve bank account for the benefit of customers pursuant to Rule 15c3-3 under the Act.

Note 3:   Receivables From Brokers and Dealers

Accounts receivable from brokers and dealers consist of securities trades that failed to deliver at December 31, 2010, of $4,261,183.

Note 4:   Payable to Clearing Bank

The Partnership clears certain of its securities transactions through a clearing bank. The amount payable to The Bank of New York Mellon (the Clearing Bank) at December 31, 2010, was $516,174 and relates to these securities transactions and is collateralized by securities owned by the Partnership.

Note 5:   Receivables From and Payables to Customers

Receivables from and payables to customers include amounts due on securities transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the accompanying financial statement.

Note 6:   Related-Party Transactions

The Partnership pays all expenses directly related to broker-dealer activities. The general partner pays all other expenses on behalf of the Partnership, including, but not limited to, compensation and benefits of certain employees, rent and certain general and administrative expenses. These expenses are allocated to the Partnership based on the percentage directly related to the operation of the broker-dealer, and the general partner was reimbursed for these costs; therefore, these costs are included in the accompanying financial statement. An amount due to the general partner at December 31, 2010, was approximately $356,000.

The Baker Group LP
Notes to Financial Statement
December 31, 2010

Note 7: Profit Sharing Plan

The Partnership has a 401(k) profit sharing plan covering substantially all employees. The Partnership's contributions to the plan are determined annually at the discretion of the Board of Directors. For the year ended December 31, 2010, management has accrued contributions to the plan of approximately $1,307,000.

Note 8: Net Capital Requirements

The Partnership is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Act, which requires the maintenance of minimum net capital. Rule 15c3-1 also limits the amount of capital withdrawals that can be made within any 30-day period without notification and/or approval of the Securities and Exchange Commission.

The Partnership has elected to use the alternative method permitted by Rule 15c3-1, which requires the Partnership to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2010, the Partnership had net capital of $19,628,407, which was 507% of aggregate debit balances and $19,378,407 in excess of its required net capital.

The Partnership had no customers' fully paid or excess margin securities at December 31, 2010, which were not in the Partnership's possession or control as specified under Rule 15c3-3 of the Act.

Note 9: Disclosures About Fair Value of Assets

ASC 820, *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also specifies a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1   Quoted prices in active markets for identical assets

Level 2   Observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets

Level 3   Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets

The Baker Group LP
Notes to Financial Statement
December 31, 2010

Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statement of financial position, as well as the general classification of such assets pursuant to the valuation hierarchy.

Securities Owned and Securities Segregated Under Federal and Other Regulations

If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include mortgage-backed securities – government-sponsored enterprises. The inputs for determining fair value on Level 2 investments are quoted prices for similar assets.

		Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities Segregated Under Federal and Other Regulations Mortgage-backed securities – government-sponsored enterprises	$ 443,425	$ -	$ 443,425	$ -
Securities Owned Mortgage-backed securities – government-sponsored enterprises	$ 12,455,787	$ -	$ 12,455,787	$ -

For all financial instruments not previously described, their carrying amount is a reasonable estimate of fair value due to their short-term nature. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Partnership does not know whether the fair values reported herein represent values at which the respective financial instruments could be sold individually or in the aggregate.

Note 10:   Significant Estimates, Commitments and Credit Risk

Current Economic Conditions

The current protracted economic decline continues to present brokers-dealers with difficult circumstances and challenges, which in some cases have resulted in credit quality issues, declines in the fair values of securities and other assets and constraints on liquidity and capital. The accompanying financial statements have been prepared using values and information currently available to the Partnership.

The Baker Group LP
Notes to Financial Statement
December 31, 2010

Given the volatility of current economic conditions, the values of assets and liabilities recorded in the accompanying financial statement could change rapidly, resulting in future adjustments in asset values and capital.

Lending Commitments

The Partnership has an open line of credit with the Clearing Bank, which is used to finance the clearance of securities and securities purchased for the Partnership's account. Borrowings under the line of credit are collateralized by securities, which are pledged to secure the line of credit. Cash advances made by the Clearing Bank in excess of cash balances maintained by the Partnership at the Clearing Bank bear interest at a rate determined by the Clearing Bank, but not to exceed the maximum rate permitted by law (1.75% at December 31, 2010) and are payable on demand. As of December 31, 2010, there were no advances outstanding.

Credit Risk

The Partnership is subject to market and credit risk in connection with securities transactions. The Partnership is, therefore, exposed to risk of loss on these transactions in the event of the customers' or brokers' inability to meet the terms of their contracts, in which case the Partnership may have to purchase or sell securities at prevailing market prices which may not be sufficient to liquidate the contractual obligation. The Partnership controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Partnership establishes credit limits for such activities and monitors compliance on a daily basis.